UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Juniper Pharmaceuticals, Inc.

(Name of Subject Company)

Juniper Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0. 01 per share

(Title of Class of Securities)

48203L107

(CUSIP Number of Class of Securities)

Alicia Secor

President and Chief Executive Officer

33 Arch Street

Suite 3110

Boston, Massachusetts, 02110

(617) 639-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Michael H. Bison, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2018 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Juniper Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Catalent Boston, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Catalent Pharma Solutions, Inc., a Delaware corporation (“Catalent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price per Share equal to $11.50, net to the seller in cash, without interest, subject to any required tax withholding by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Catalent and Merger Sub with the SEC on July 17, 2018, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 17, 2018, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-Looking Statements” a new section as follows:

Expiration of the Offer; Completion of the Merger.

At 12:00 midnight, New York City time, at the end of Monday, August 13, 2018, the Offer expired. The depositary has advised Merger Sub that, as of the expiration of the Offer, a total of 9,285,239 Shares, representing approximately 82% of the Company’s currently outstanding Shares, were validly tendered and not withdrawn in the Offer, including 144,141 Shares tendered pursuant to guaranteed delivery procedures.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Offer to Purchase), and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Merger Sub irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

Following the consummation of the Offer, Catalent and Merger Sub intend to complete the acquisition of the Company through the Merger without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company surviving the Merger and continuing as a wholly owned subsidiary of Catalent. As of the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than (i) Shares held in the treasury of the Company, (ii) Shares held by Catalent, Merger Sub, or any other direct or indirect wholly owned subsidiary of Catalent or Merger Sub, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be converted into the right to receive an amount in cash equal to $11.50 per Share, net to the seller in cash, without interest, subject to any required tax withholding by applicable law.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Catalent intends to take steps to cause the Shares to be deregistered under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On August 14, 2018, Catalent, Inc. and the Company issued a joint press release relating to the expiration and results of the Offer and the anticipated timing of the Merger. The full text of the press release is attached as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(E)	Joint Press Release issued by Catalent, Inc. and Juniper Pharmaceuticals, Inc., dated August 14, 2018 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO filed by Catalent Pharma Solutions, Inc. and Catalent Boston, Inc. with the Securities and Exchange Commission on August 14, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 14, 2018

Juniper Pharmaceuticals, Inc.

By:	/s/ Alicia Secor
Name:	Alicia Secor
Title:	President and Chief Executive Officer